UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Saudi Arabia

Veolia Water to build desalination plant
at Sadara Petrochemical Complex in Jubail City

Paris, July 2, 2013. Marafiq, Saudi Arabia’s leading water and electricity services operator, has contracted Veolia Water to design, build and operate the largest ultrafiltration and reverse osmosis desalination plant in Saudi Arabia. With this contract, Veolia Water will generate $310 million (€232 million) in revenue for the plant’s design and construction, and $92 million (€69 million) in revenue for its operation for 10 years, with an option to extend the contract for a further 20 years.

With a capacity of 178,000 m3 per day, this new plant will supply the Sadara petrochemical complex built by Dow Chemical and Saudi Aramco in Jubail Industrial City II and is due to come on stream in June 2015. Dow Chemical and Aramco will produce solvents and glues for the automotive and packaging industries at the Sadara site. The water supplied will be used in this immense facility’s two cooling towers and as boiler feed water.

To meet the very strict water quality standards required by Marafiq and minimize this new plant’s impact on the environment, Veolia Water, through its subsidiary Sidem, has designed a plant combining two seawater treatment solutions: ultrafiltration and reverse osmosis. After an initial treatment phase involving dissolved air flotation to capture the suspended particles in the water and ultrafiltration, the water will then be desalinated by reverse osmosis membranes before being remineralized. The combination of these various processes will ensure a secure water supply, limit the risk of plant failure and extend its lifespan, while at the same time reducing the site’s energy requirements and costs.

Created in the 1970s by the authorities of the Kingdom of Saudi Arabia, Marafiq operates the country’s water and electricity services and is responsible for overseeing the development of the Jubail and Yanbu industrial cities designed to ensure Saudi Arabia’s economic diversification.

“With this new reference, Veolia Water confirms its position as a leader in desalination and the reference partner for industrial entities. Veolia Water’s unique expertise and technology were the deciding factors in meeting the requirements of these exacting clients Marafiq, Saudi Aramco and Dow Chemical,” explains Jean-Michel Herrewyn, Chief Executive Officer of Veolia Water.

Present in Saudi Arabia since 1979 where it built the desalination plant for the city of Al Khobar in the Eastern Province, near the Persian Gulf, in 2010, Sidem had already built the first desalination plant in Jubail City. One of the largest and most efficient in the world, this 800,000 m3 per day capacity plant uses Veolia’s multiple-effect distillation (MED) process, which consumes three times less energy than rival processes.

*****

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 89,094 employees, Veolia Water provides water services to 100 million people and wastewater services to 71 million. Its 2012 revenue amounted to €12,078 billion.
www.veoliawater.com

Veolia Environnement Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com
(*) Excluding VeoliaTransdev employees and revenues currently under divestment.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact

Media Relations:	Investor Relations:
Marie-Claire Camus + 33 171 75 06 08	Ronald Wasylec + 33 1 71 75 12 23
Sandrine Guendoul + 33 1 71 75 12 52	Terri Anne Powers (US) + 1 312-552-2890
Stéphane Galfré + 33 1 71 75 19 27	Ariane de Lamaze (Fr) + 33 1 71 75 06

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 2, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer